SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUSANT
TO RULES 13d-1 (b) (c), AND (d) AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Actrade Financial Technologies, Ltd.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

00507P102
(CUSIP Number)

March 19, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|   |    Rule 13d-1(b)
|X|    Rule 13d-1(c)
|   |    Rule 13d-1(d)

CUSIP NO. 00507P102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Everest Special Situations Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ] N/A
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,176,699
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 1,176,699
	8.	SHARED DSIPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,176,699
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.20%
12.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEOFRE FILLING OUT!

CUSIP NO. 00507P102	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Actrade Financial Technologies, Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7 Penn Plaza Suite 422 New York NY 10001

Item 2(a).	Name of Person Filing:

Everest Special Situations Fund L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Rubinstein house, 20 Lincoln St., Tel Aviv 67134, Israel.

Item 2(c).	Citizenship:

Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001

Item 2(e).	CUSIP Number:

00507P102

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

N/A

CUSIP NO. 00507P102	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a)	Amount beneficially owned:

1,176,699 shares of Common Stock

(b)	Percent of class:

11.20%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote : 1,176,699

(ii)	Shared power to vote or to direct the vote : 0

(iii)	Sole power to dispose or to direct the disposition of : 1,176,699

(iv)	Shared power to dispose or to direct the disposition of : 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

             The General Partner of the reporting person, Maoz Everest Fund Management Ltd., an Israeli company, has the power to direct the receipt of dividends from, or the proceeds from the sale of all securities referred to in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP NO. 00507P102	13G	Page 5 of 5 Pages

Item 10.	Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date : March 27, 2003 /s/ Elchanan Maoz —————————————— Elchanan Maoz